United States securities and exchange commission logo





                               May 6, 2020

       Michael Boshart
       Chief Executive Officer
       Zenlabs Holdings Inc.
       7745 Arjons Drive
       San Diego, CA 92126

                                                        Re: Zenlabs Holdings
Inc.
                                                            Offering Statement
on Form 1-A/A
                                                            Filed April 24,
2020
                                                            File No. 024-11174

       Dear Mr. Boshart:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2020 letter.

       Form 1-A/A filed on April 24, 2020

       Cover Page

   1. We note your response to our prior comment one. Please revise the last sentence of the first paragraph to add
the latter half of the sentence included in the proposed disclosure in your response.
       Description of Business
       Oceanside Property, page 25

   2. We note your revisions in response to our prior comments 4 and 8 that the purchase option on the Oceanside
Property does not need to be exercised prior to building greenhouses on the ten acres
designated at the 5710 Lot and two acres at the 5712 Lot. Based on the lease
 Michael Boshart
Zenlabs Holdings Inc.
May 6, 2020
Page 2
      and agreement with Metz Properties LLC filed as Exhibits 6.3 and 6.4, it is unclear whether you have rights to access the 9.25 acres of the 5710 Lot and the two acres of the
      5712 Lot. If there are additional lease agreements relating to these properties you have not filed, please file them as exhibits to the offering circular and disclose the material terms of such agreements. If not, please revise your disclosure to address this discrepancy.
       You may contact Ameen Hamady at 202-551-3891 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Boshart
                                                            Division of
Corporation Finance
Comapany NameZenlabs Holdings Inc.
                                                            Office of Life
Sciences
May 6, 2020 Page 2
cc:       Gina Austin, Esq.
FirstName LastName